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                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO. ______________)*

                            Citizens Bancshares, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Citizens Bancshares, Inc. Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    173172107
                                 (CUSIP Number)

                             W. Granger Souder, Esq.
                                  Mid Am, Inc.
                             221 South Church Street
                            Bowling Green, Ohio 43402
                                 (419) 327-6300
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  May 21, 1998
                    -----------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                SEC 1746(12-91)

                                  SCHEDULE 13D

------------------------------                     ----------------------------
CUSIP NO.   173172107                              PAGE 2 OF 17 PAGES
------------------------------                     ----------------------------
-------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Mid Am, Inc.
       IRS #34-1580978
-------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A) |_|
                                                                       (B) |_|
-------------------------------------------------------------------------------
  3    SEC USE ONLY

-------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       WC*
-------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                  |_|

-------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Ohio
-------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                    1,761,308, except that on and after June 1, 1998 (the
                    effective date of a previously announced stock split by
                    OWNED BY the Issuer) the aggregate number of shares shall
     NUMBER OF      be 3,552,616*
      SHARES        -----------------------------------------------------------
   BENEFICIALLY     8     SHARED VOTING POWER
       EACH
    REPORTING             0
      PERSON        -----------------------------------------------------------
       WITH         9     SOLE DISPOSITIVE POWER

                    1,761,308, except that on and after June 1, 1998 (the effective date of a previously announced stock split by the Issuer) the aggregate number of shares shall be 3,552,616*
                    -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          0
                    -----------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,761,308, except that on and after June 1, 1998 (the effective date of a previously announced stock split by the Issuer) the aggregate number of shares shall be 3,552,616*
-------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                              |_|
-------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16.6%
-------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON

      CO
-------------------------------------------------------------------------------
       *BENEFICIAL OWNERSHIP OF 1,761,308 SHARES (ADJUSTABLE TO 3,552,616 SHARES) OF COMMON STOCK REPORTED HEREUNDER IS SO BEING REPORTED
       SOLELY AS A RESULT OF THE STOCK OPTION AGREEMENT DESCRIBED IN ITEM 4 HEREOF. THE OPTION GRANTED PURSUANT TO SUCH STOCK OPTION AGREEMENT
       HAS NOT YET BECOME EXERCISABLE. MID AM, INC. EXPRESSLY DISCLAIMS BENEFICIAL OWNERSHIP OF SUCH SHARES.
-------------------------------------------------------------------------------

ITEM 1.        SECURITY AND ISSUER.

         This statement relates to the Common Stock, without par value ("Common Stock"), of Citizens Bancshares, Inc., an Ohio corporation (the "Issuer"), the principal executive offices of which are located at 10 East Main Street, Salineville, Ohio 43945.

ITEM 2.        IDENTITY AND BACKGROUND.

         (a)-(c) and (f) This statement is being filed by Mid Am, Inc., an Ohio corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended ("Mid Am"). The principal business offices of Mid Am are located at 221 South Church Street, Bowling Green, Ohio 43402. Mid Am has five bank subsidiaries, the largest of which is Mid American National Bank and Trust Company. Mid Am also operates seven financial services subsidiaries which engage in lines of business which are closely related to banking, including specialty lending, investment, trust, collection and related financial services to individual and business customers. The names of the directors and executive officers of Mid Am and their respective business addresses, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporations and other organizations in which such employment is conducted, are set forth on Schedule I hereto, which Schedule is incorporated herein by reference.

         (d)-(e) Neither Mid Am, nor, to the best of its knowledge, any of the persons listed in Schedule I hereto has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither Mid Am nor, to the best of its knowledge, any of the persons listed in Schedule I hereto has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As more fully described in Item 4, the Issuer has granted to Mid Am an option pursuant to which Mid Am has the right, upon the occurrence of certain events (none of which has occurred), to purchase up to 1,761,308 shares of Common Stock (subject to adjustment in certain circumstances) at a price per share equal to $72.75 (the "Option"). Certain terms of the Option are summarized in Item 4.

         If the Option were exercisable and Mid Am were to exercise the Option on the date hereof, the funds required to purchase the shares of Common Stock issuable upon such exercise would be $128,135,157. It is currently anticipated that such funds would be derived from working capital.

ITEM 4.        PURPOSE OF THE TRANSACTION.

         (a)-(j) Mid Am is seeking to merge with and into the Issuer. The transaction reported hereunder is intended to assist in the achievement of that purpose.

         The Merger Agreement. The Issuer and Mid Am have entered into an Agreement and Plan of Merger, dated as of May 20, 1998 (the "Merger Agreement"), pursuant to which Mid Am will be merged with and into the Issuer (the "Merger"), with the Issuer being the surviving corporation (the "Surviving Company"). At the effective time of the Merger (the "Effective Time"), each outstanding share of Mid Am common stock ("Mid Am Common Stock") will be converted into the right to receive 0.385 of a share of Common Stock of the Issuer (the "Exchange Ratio").

         As a result of a previously announced stock split by the Issuer, on and after June 1, 1998, the Exchange Ratio shall be adjusted so that each outstanding share of Mid Am Common Stock will be converted into the right to receive .770 of a share of Common Stock of the Issuer. In the event the Issuer further changes (or establishes a record date for changing) the number of shares of Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization or similar transaction with respect to the outstanding Common Stock and the record date therefor shall be prior to the Effective Time, the Exchange Ratio shall be proportionately adjusted. As of the Effective Time, each share of Common Stock held directly or indirectly by the Issuer, other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, will be canceled, and no exchange or payment will be made with respect thereto.

         As a result of the Merger, the Issuer's Board of Directors will be increased from 14 to 22 directors, 11 of whom will be persons who were members of the Mid Am Board of Directors immediately prior to the Effective Time. In addition, David R. Francisco will become the Chairman and Chief Executive Officer of the Surviving Company and Edward J. Reiter will become the Senior Chairman of the Surviving Company. Mr. Reiter is presently the Chairman and Chief Executive Officer of Mid Am and Mr. Francisco is President and Chief Operating Officer of Mid Am. Marty E. Adams, the present Chief Executive Officer and President of the Issuer, will become the President and Chief Operating Officer of the Surviving Company.

         The Merger is subject to various regulatory approvals, the approval of the stockholders of Mid Am and the Issuer and the satisfaction of certain other terms and conditions set forth in the Merger Agreement.

         The Option Agreement. In connection with the Merger Agreement, Mid Am and the Issuer entered into a Stock Option Agreement, dated as of May 21, 1998 (the "Option Agreement"). The Option Agreement is designed to enhance the likelihood that the Merger will be successfully consummated in accordance with the terms contemplated by the Merger Agreement. Pursuant to the Option Agreement, the Issuer granted Mid Am an Option to purchase, subject to adjustments in certain circumstances, up to 1,761,308 fully paid and non-assessable shares of Common Stock (the "Option Shares") at a price per share equal to $72.75.

         Subject to applicable law and regulatory restrictions, Mid Am may exercise the Option, in whole or in part, if, but only if, both an Initial Triggering Event (as defined below) and a Subsequent Triggering Event (as defined below) have occurred prior to the occurrence of an Exercise Termination Event (as defined below), provided that written notice of such exercise as required by the Option Agreement is provided within six months following such Subsequent Triggering Event (or such later period as provided in the Option Agreement).

         As defined in the Option Agreement, "Initial Triggering Event" means any of the following events or transactions occurring on or after the date of signing the Option Agreement:

               (i) The Issuer or any of its Significant Subsidiaries (as defined in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission (the "SEC")) (each an "Issuer Subsidiary"), without having received Mid Am's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as hereinafter defined) with any person (the term "person" for purposes of the Option Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the rules and regulations thereunder) other than Mid Am or any of its Subsidiaries (each, a "Mid Am Subsidiary") or the Board of Directors of the Issuer (the "Issuer Board") shall have recommended that the shareholders of the Issuer approve or accept any Acquisition Transaction other than as contemplated by the Merger Agreement. For purposes of the Merger Agreement, (a) "Acquisition Transaction" shall mean (x) a merger or consolidation, or any similar transaction, involving the Issuer or any Issuer Subsidiary or group of Issuer Subsidiaries (other than mergers, consolidations or similar transactions (i) involving solely the Issuer and/or one or more wholly-owned Subsidiaries of the Issuer or (ii) which the common shareholders of the Issuer immediately prior thereto in the aggregate own or continue to own at least 65% of the common stock of the publicly held surviving or successor corporation immediately following consummation thereof, provided, that any such transaction is not entered into in violation of the terms of the Merger Agreement), (y) a purchase, lease or other acquisition of all or any substantial part of the assets or deposits of the Issuer or any Issuer Subsidiary or group of Issuer Subsidiaries that is, or would on an aggregate basis constitute, a Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X), or (z) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of the Issuer or any Issuer Subsidiary or group of Issuer Subsidiaries that is, or would on an aggregate basis constitute, a Significant Subsidiary, provided, that Acquisition Transaction shall not include any transaction specifically disclosed in the Issuer's Reports filed prior to the date of the Option Agreement, and (b) "Subsidiary" shall have the meaning set forth in Rule 12b-2 under the 1934 Act;

               (ii) Any person other than Mid Am or any Mid Am Subsidiary or any Issuer Subsidiary acting in a fiduciary capacity in the ordinary course of business shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of Common Stock (the term "beneficial ownership" for purposes of the Merger Agreement having the meaning assigned thereto in Section 13(d) of the 1934 Act, and the rules and regulations thereunder);

               (iii) The shareholders of the Issuer shall have voted and failed to approve the Merger Agreement and the Merger at a meeting which has been held for that purpose or any adjournment or postponement thereof, or such meeting shall not have been held in violation of the Merger Agreement or shall have been canceled prior to termination of the Merger Agreement if, prior to such meeting (or if such meeting shall not have been held or shall have been canceled, prior to such termination), it shall have been publicly announced that any person (other than Mid Am or any of its Subsidiaries) shall have made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction;

               (iv) The Issuer Board shall have withdrawn or modified (or publicly announced its intention to withdraw or modify) in any manner adverse in any respect to Mid Am its recommendation that the shareholders of the Issuer approve the transactions contemplated by the Merger Agreement, or the Issuer or any Issuer Subsidiary or group of Issuer Subsidiaries that is, or would in an aggregate basis constitute, a Significant Subsidiary shall have authorized, recommended, proposed (or publicly announced its intention to authorize, recommend or propose) an agreement to engage in an Acquisition Transaction with any person other than Mid Am or a Mid Am Subsidiary;

               (v) Any person other than Mid Am or any Mid Am Subsidiary shall have filed with the SEC a registration statement or tender offer materials with respect to a potential exchange or tender offer that would constitute an Acquisition Transaction (or filed a preliminary proxy statement with the SEC with respect to a potential vote by its shareholders to approve the issuance of shares to be offered in such an exchange offer);

               (vi) The Issuer shall have willfully breached any covenant or obligation contained in the Merger Agreement in anticipation of engaging in an Acquisition Transaction, and following such breach Mid Am would be entitled to terminate the Merger Agreement (whether immediately or after the giving of notice or passage of time or both); or

               (vii) Any person other than Mid Am or any Mid Am Subsidiary shall have filed an application or notice with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") or other federal or state bank regulatory or antitrust authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction.

         As defined in the Option Agreement, "Subsequent Triggering Event" means any of the following events or transactions occurring after the date of signing the Option Agreement:

               (i) The acquisition by any person (other than Mid Am or any Mid Am Subsidiary) of beneficial ownership of 20% or more of the then outstanding Common Stock; or

               (ii) The occurrence of the Initial Triggering Event described above, except that the percentage referred to in clause (z) of the second sentence thereof shall be 20%.

         As defined in the Option Agreement, "Exercise Termination Event" means each of the following: (i) the Effective Time of the Merger; (ii) termination of the Merger Agreement in accordance with the provisions thereof if such termination occurs prior to the occurrence of an Initial Triggering Event except a termination by Mid Am pursuant to Section 8.4(b) due to a willful breach by the Issuer (a "Listed Termination"); or (iii) the passage of eighteen (18) months (or such longer period as provided in the Option Agreement) after termination of the Merger Agreement if such termination follows the occurrence of an Initial Triggering Event or is a Listed Termination. Notwithstanding anything to the contrary contained in the Option Agreement, (i) the Option may not be exercised at any time when Mid Am shall be in material breach of any of its covenants or agreements contained in the Merger Agreement such that the Issuer shall be entitled to terminate the Merger Agreement pursuant to Section 8.4(b) thereof and (ii) the Option Agreement shall automatically terminate upon the proper termination of the Merger Agreement by the Issuer (A) pursuant to Section 8.4(b) thereof as a result of the material breach by Mid Am of its covenants or agreements contained in the Merger Agreement or (B) pursuant to Section 8.3(a) or Section 8.4(a) unless the Issuer is in willful and material breach of the Merger Agreement.

         As provided in the Option Agreement, in the event that Mid Am is entitled to and wishes to exercise the Option, it is obligated to send to the Issuer a written notice (the "Option Notice" and the date of which being hereinafter referred to as the "Notice Date") specifying (i) the total number of shares of Common Stock it will purchase pursuant to such exercise and (ii) a place and date not earlier than three business days nor later than 60 business days from the Notice Date for the closing of such purchase (the "Closing Date"); provided, that if prior notification to or approval of the Federal Reserve Board or any other regulatory or antitrust agency is required in connection with such purchase, Mid Am is obligated to promptly file the required notice or application for approval, promptly notify the Issuer of such filing, and expeditiously process the same and the period of time that otherwise would run pursuant to this sentence will run instead from the date on which any required notification periods have expired or been terminated or such approvals have been obtained and any requisite waiting period or periods shall have passed. Any exercise of the Option will be deemed to occur on the Notice Date relating thereto.

         Under applicable law, Mid Am may be required to obtain the prior approval of the Federal Reserve Board prior to acquiring 5% or more of the issued and outstanding shares of Common Stock. Certain other regulatory approvals may also be required before such an acquisition could be completed.

         Neither of the parties to the Option Agreement may assign any of its rights or obligations under the Merger Agreement or the Option created thereunder to any other person, without the express written consent of the other party, except that in the event a Subsequent Triggering

Event shall have occurred prior to an Exercise Termination Event, Mid Am may assign in whole or in part its rights and obligations thereunder; provided, however, that until the date 15 days following the date on which the Federal Reserve Board has approved an application by Mid Am to acquire the shares of Common Stock subject to the Option, Mid Am may not assign its rights under the Option except in (i) a widely dispersed public distribution, (ii) a private placement in which no one party acquires the right to purchase in excess of 2% of the voting shares of the Issuer, (iii) an assignment to a single party (e.g., a broker or investment banker) for the purpose of conducting a widely dispersed public distribution on Mid Am's behalf or (iv) any other manner approved by the Federal Reserve Board.

         In addition, any shares of Common Stock purchased upon the exercise of the Option may be resold by Mid Am pursuant to registration rights under the Option Agreement.

         At any time after the occurrence of a Repurchase Event (as defined below) (i) at the request of the Holder (as defined in the Option Agreement), delivered prior to an Exercise Termination Event (or such later period as provided in Section 10 of the Option Agreement), the Issuer (or any successor thereto) must repurchase the Option from the Holder at a price (the "Option Repurchase Price") equal to the amount by which (A) the market/offer price (as defined below) exceeds (B) the Option Price, multiplied by the number of shares for which the Option may then be exercised and (ii) at the request of the owner of Option Shares from time to time (the "Owner"), delivered prior to an Exercise Termination Event (or such later period as provided in Section 10 of the Option Agreement), the Issuer (or any successor thereto) must repurchase such number of the Option Shares from the Owner as the Owner designates at a price (the "Option Share Repurchase Price") equal to the market/offer price multiplied by the number of Option Shares so designated.

         A "Repurchase Event" will be deemed to have occurred upon the occurrence of any of the following events or transactions after the date hereof:

               (i) the acquisition by any person (other than Mid Am or any Mid Am Subsidiary) of beneficial ownership of 50% or more of the then outstanding Common Stock; or

               (ii) the consummation of any Acquisition Transaction described in subparagraph (i) under the definition of Initial Triggering Event, except that the percentage referred to in clause (z) shall be 50%.

         In the event that prior to an Exercise Termination Event, the Issuer enters into an agreement (i) to consolidate with or merge into any person, other than Mid Am or a Mid Am Subsidiary, or engage in a plan of exchange with any person, other than Mid Am or a Mid Am Subsidiary, and the Issuer is not the continuing or surviving corporation of such consolidation or merger or the acquirer in such plan of exchange, (ii) to permit any person, other than Mid Am or a Mid Am Subsidiary, to merge into the Issuer or be acquired by the Issuer in a plan of exchange and the Issuer is the continuing or surviving or acquiring corporation, but, in connection with such merger or plan of exchange, the then outstanding shares of Common Stock are changed into or exchanged for stock or other securities of any other person or cash or any other property or the then outstanding shares of Common Stock after such merger or plan of exchange represent less than 50% of the outstanding shares and share equivalents of the merged or acquiring company, or (iii) to sell or otherwise transfer all or a substantial part of its or the Issuer Subsidiary's assets or deposits to any person, other than Mid Am or a Mid Am Subsidiary, then, and in each such case, the agreement governing such transaction must make proper provision so that the Option will, upon the consummation of any such transaction and upon the terms and conditions set forth in the Option Agreement, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of the Holder, of either (x) the Acquiring Corporation (as defined in the Option Agreement) or (y) any person that controls the Acquiring Corporation.

         Mid Am may, at any time following a Repurchase Event and prior to the occurrence of an Exercise Termination Event (or such later period as provided in Section 10 of the Option Agreement), relinquish the Option (together with any Option Shares issued to and then owned by Mid Am) to the Issuer in exchange for a cash fee equal to the Surrender Price; provided, however, that Mid Am may not exercise its rights pursuant to Section 14 of the Option Agreement if the Issuer has repurchased the Option (or any portion thereof) or any Option Shares pursuant to Section 7 of the Option Agreement. The "Surrender Price" will be equal to $25.0 million (i) plus, if applicable, Mid Am's purchase price with respect to any Option Shares being so relinquished and (ii) minus, if applicable, the sum of (1) the excess of (A) the net cash amounts, if any, received by Mid Am pursuant to the arms' length sale of Option Shares (or any other securities into which such Option Shares were converted or exchanged) to any unaffiliated party, over (B) Mid Am's purchase price of such Option Shares, and
(2) the net cash amounts, if any, received by Mid Am pursuant to an arms' length sale of any portion of the Option sold.

         In the event that any Person who has participated in a Subsequent Triggering Event enters into any agreement or understanding with Mid Am with respect to Mid Am's exercise of, or its election not to exercise, Mid Am's rights under the Option Agreement, the Issuer may, by written notice to Mid Am, require that Mid Am sell to the Issuer, and Mid Am shall sell to the Issuer, (i) the Option and (ii) all (but not less than all) Option Shares purchased by Mid Am pursuant to the Option Agreement and with respect to which Mid Am then has beneficial ownership. The date of Mid Am's written notice referred to above is referred to as the "Section 15 Notice Date." Such repurchase shall be at an aggregate price (the "Section 15 Repurchase Consideration") determined in accordance with Section 15(a) of the Option Agreement.

         Simultaneously with the Option Agreement, the Issuer and Mid Am entered into a corresponding Option Agreement (the "Issuer Option Agreement") providing for the issuance to the Issuer of up to 19.9% of the common stock of Mid Am outstanding prior to the exercise of such option.

         Copies of the Option Agreement and the Merger Agreement are filed as exhibits to this Schedule 13D and are incorporated herein by reference. In addition, a copy of the Issuer Option Agreement is filed as an exhibit to this
Schedule 13D. The foregoing summary is not intended to be complete and is qualified in its entirety by reference to such exhibits.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

         (a) Mid Am may be deemed to be the beneficial owner of the Option Shares. As provided in the Option Agreement, Mid Am may exercise the Option only upon the happening of one or more events, none of which has occurred. See Item 4 hereof. If the Option were exercised in full, the Option Shares would represent approximately 16.6% of the currently outstanding Common Stock (after giving effect to the issuance of such Option Shares). Mid Am has no right to vote or dispose of the shares of Common Stock subject to the Option, and expressly disclaims beneficial ownership of such shares, unless and until such time as the Option is exercised. To the best knowledge of Mid Am, none of the persons listed in
Schedule I hereto beneficially owns any shares of Common Stock.

         (b) If Mid Am were to exercise the Option, it would have sole power to vote and, subject to the terms of the Option Agreement, sole power to direct the disposition of the shares of Common Stock covered thereby.

         (c) Mid Am acquired the Option in connection with the Merger Agreement. See Item 4 hereof.

         To the best knowledge of Mid Am, none of the persons listed in Schedule I hereto has effected any transactions in Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described in Item 4 and Item 5 hereof, neither Mid Am nor, to the best of its knowledge, any of the persons listed on Schedule I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Issuer, including the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

        1      Agreement and Plan of Merger, dated as of May 20,
               1998, by and among Mid Am, Inc. and Citizens
               Bancshares, Inc.

        2 Stock Option Agreement, dated as of May 21, 1998, between Mid Am, Inc. and Citizens Bancshares, Inc.

        3 Stock Option Agreement, dated as of May 21, 1998, between Citizens Bancshares, Inc. and Mid Am, Inc.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  May 29, 1998

                                            MID AM, INC.


                                            By: /s/ W. Granger Souder
                                               --------------------------------
                                               Name:  W. Granger Souder
                                               Title: Executive Vice President
                                                      and General Counsel

                                   Schedule I


                       DIRECTORS AND EXECUTIVE OFFICERS OF
                                  MID AM, INC.


         The names, business addresses and present principal occupations of the directors and executive officers of Mid Am, Inc. are set forth below. If no business address is given, the director's or officer's business address is 221 South Church Street, Bowling Green, Ohio 43402. The business address of each of the directors of Mid Am, Inc. is also the business address of such director's employer, if any. Directors of Mid Am, Inc. are identified by an asterisk. Unless otherwise indicated , all directors and officers listed below are citizens of the United States.


                                    Present Principal Occupation or
          Name                           Employment and Address
          ----             ----------------------------------------------------
*Gerald D. Aller           President             Aller's Pharmacy, Inc.
                                                 127 North Main Street
                                                 North Baltimore, OH  45872
*Walter L. Lamb, Jr.       Chairman              Mid-States Container Corp.
                                                 200 South Boggs, Box 339
                                                 DeGraff, OH  43318
*James E. Laughlin         Retired               Residence:
                                                 966 Morningside Drive
                                                 Xenia, OH  45385
*Thomas S. Noneman         President             Tomco Plastic, Inc.
                                                 730 East South Street
                                                 P.O. Box 430
                                                 Bryan, OH  43506
*Douglas J. Shierson       Private Investor      Residence:
                                                 555 Budlong
                                                 Adrian, MI  49221
*Robert E. Stearns         Dentist               Stearns & Zouhary, DDS, Inc.
                                                 849 Dixie Highway
                                                 Rossford, OH  43460
*Wayne E. Carlin           President             Carlin Farms, Inc.
                                                 18641 County Road F
                                                 Stryker, OH  43557
*David R. Francisco        President and
                           Chief Operating
                           Officer

                                    Present Principal Occupation or
          Name                           Employment and Address
          ----             ----------------------------------------------------
*D. James Hilliker           Vice President        Better Food Systems, Inc.
                             and Treasurer         101 West Columbus Avenue
                                                   Bellefontaine, OH  43311
*Marylin O. McAlear          Vice President        Service Spring Corp.
                             and Treasurer         4370 Martin-Moline Road
                                                   Millbury, OH  43447
*Richard G. Tessendorf, Jr.  Owner and Chief       R.I.C. Security Consultants
                             Executive Officer       & Services
                                                   4783 North Bend Road
                                                   Cincinnati, OH  45211
*Donald D. "Pete" Thomas     President             Thomas Farms, Inc.
                                                   12415 Neowash Road
                                                   Whitehouse, OH  43571
*James F. Bostdorff          Farmer -              19210 Haskins Road
                             Self employed         Bowling Green, OH  43402
*David A. Bryan              Partner               Wasserman, Bryan, Landry
                                                    & Honold
                                                   405 North Huron
                                                   300 Inns of Court Building
                                                   Toledo, OH  43604
*Edward J. Reiter            Chairman and
                             Chief Executive
                             Officer
*Emerson J. Ross, Jr.        Manager,              Owens Corning
                             Corporate               Fiberglas Corp.
                             Community             Fiberglas Tower 19th Floor
                             Relations             Toledo, OH  43659
*C. Gregory Spangler         Chairman and          Spangler Candy Company
                             Chief Executive       P.O. Box 71
                             Officer               Bryan, OH  43506
*Jerry L. Staley             Retired               Residence:
                                                   2231 Saratoga Drive
                                                   Findlay, OH  45840
Dennis Nemec                 Executive Vice
                             President and
                             Chief Financial
                             Officer

W. Granger Souder, Esq.      Executive Vice
                             President and
                             General Counsel

                                  Exhibit Index


     1 Agreement and Plan of Merger, dated as of May 20, 1998, by and between Mid Am, Inc. and Citizens Bancshares, Inc.

     2 Stock Option Agreement, dated as of May 21, 1998, between Mid Am, Inc. and Citizens Bancshares, Inc.

     3 Stock Option Agreement, dated as of May 21, 1998, between Citizens Bancshares, Inc. and Mid Am, Inc.